November 16, 2005
Zip+4 Code: 20549-0305

Via Fax & U.S. Mail
Environmental Solutions Worldwide, Inc.
David J. Johnson
CEO, President and acting CFO
132 Penn Avenue
Telford, Pennsylvania 18969

   Re: Environmental Solutions Worldwide, Inc. (the
"Company")
      Form 10-KSB for the Year Ended December 31, 2004
            Form 10-QSB for the Quarterly Period Ended
March
31, 2005
      File No. 000-30392

Dear Mr. Johnson:

 We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

      Sincerely,

      Joseph Foti
      Senior Assistant Chief Accountant